September 9, 2015 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Courtney Haseley, Attorney-Advisor

Iberdrola USA, Inc.

Registration Statement on Form S-4

Filed on July 17, 2015

File No. 333-205727

Dear Ms. Haseley:

On behalf of our client, Iberdrola USA, Inc., a New York corporation (the “Company”), we note that the Company has filed Amendment No. 1 to the above-referenced registration statement on Form S-4 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 14, 2015 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	We have received your application dated July 21, 2015 requesting confidential treatment for certain portions of Exhibits 10.29 and 10.30 to your registration statement on Form S-4. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

Response:

The Company confirms its understanding of the Staff’s comment.

Securities and Exchange Commission

September 9, 2015

Questions and Answers

What equity stake will UIL shareholders…, page 5

2.	Here or in the “Summary – The Merger and the Merger Agreement – Effects of the Merger; Merger Consideration” section on page 13, please revise to state that the combined company will be a controlled company that takes advantage of certain exemptions from the NYSE requirements and that UIL shareholders will not have the ability to control the outcomes of matters voted upon by the shareholders of the combined company.

Response:

The Company has revised the disclosure on page 5 in response to the Staff’s comment to include the requested disclosure.

The Merger

Background of the Merger, page 80

3.	You note that “on July 10, 2014, Mr. Torgerson had a further discussion with Mr. Azagra Blazquez concerning strategic possibilities, including a potential combination of UIL and Iberdrola USA” and that on October 13, 2014, these same parties discussed “additional strategic options for UIL.” Please enhance your disclosure to describe these other strategic possibilities, whether they were discussed by the UIL board of directors, and the reasons why UIL determined not to pursue them.

Response:

The Company has revised the disclosure beginning on page 80 in response to the Staff’s comment to clarify that no other strategic possibilities or options were discussed in these meetings.

Securities and Exchange Commission

September 9, 2015

4.	We note that at certain December 2014 and January 2015 meetings amongst UIL, Iberdrola, S.A. and their respective representatives, the parties discussed the possibility of a “strategic transaction, including possible structures for a transaction that would include a combination of common stock of the combined company and cash that would include a premium for UIL shareholders.” Please enhance your disclosure to discuss how the parties determined to offer a mix of cash and stock consideration and whether other forms of consideration were considered. In this regard we note that during the January 30, 2015 meeting of the UIL board of directors, the board discussed “whether Iberdrola USA might be willing to offer an all-cash transaction and whether cash might be preferable to a combination of cash and stock,” yet there appears to be no subsequent disclosure of any relevant deliberations or whether UIL approached Iberdrola with this proposal. Please also revise your disclosure to discuss any other structural alternatives that were considered by the parties and the reasons why the current transaction structure was chosen. Please confirm, if true, that ultimately it was determined that Iberdrola would own 81.5% of the combined company for tax reasons.

Response:

The Company has enhanced the disclosure beginning on page 82 in response to the Staff’s comment. The Company confirms that Iberdrola, S.A.’s desire to own over 80% of the combined company was driven by tax reasons, as discussed in the revised disclosure.

5.	We note your disclosure at the bottom of page 81 regarding potential alternative transactions with an infrastructure fund and another utility company, as well as disclosure on page 84 regarding Morgan Stanley’s presentation of these alternatives to UIL’s board of directors. Please enhance your disclosure regarding these potential alternative transactions, including the associated benefits and risks, and explain why the UIL board concluded not to pursue them in favor of the business combination with Iberdrola. In this regard we note Morgan Stanley’s belief, as relayed to the UIL board of directors on February 20, 2015, that a superior offer from an infrastructure fund or strategic buyer was unlikely, yet it is not clear at what point the UIL board determined it would not solicit additional bids.

Response:

The Company has enhanced the disclosure on pages 82, 84 and 87 in response to the Staff’s comment to provide the greater detail with respect to the potential alternative transactions.

Securities and Exchange Commission

September 9, 2015

Iberdrola USA’s Reasons for the Merger, page 88

6.	Please revise your disclosure here or elsewhere in the registration statement, as appropriate, to further describe and, wherever possible, quantify the expected benefits and risks of the combined company, including, for example, the cost of becoming a public reporting company and any anticipated synergies or cost savings of the combined company. Refer to Item 4(a)(2) of Form S-4.

Response:

The Company has revised the disclosure on page 89 in response to the Staff’s comment. UIL Holdings Corporation, or UIL, has advised the Company that, given the uncertainty of achieving any anticipated synergies or cost savings of the combined company, they were (i) not a factor in the UIL board’s consideration of the transaction and (ii) not taken into account in Morgan Stanley’s analysis of the fairness, from a financial point of view, of the consideration to be received by UIL shareholders.

Additionally, the Company respectfully refers the Staff to page 66 of the Registration Statement under the heading, “Upon the completion of the proposed merger, the combined company will become a public reporting company subject to financial reporting and other requirements,” regarding its disclosure of risks and costs of becoming a public reporting company.

Certain Unaudited Financial Forecasts Prepared by the Management of UIL, page 93

7.	Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information and explain how you determined that providing projections through 2019 was reasonable. Refer to Item 10(b) of Regulation S-K.

Response:

The Company has revised the disclosure beginning on page 94 in response to the Staff’s comment to include discussion of the material assumptions and limiting factors underlying the projections and explanation of the date range of the projections.

8.	Please confirm your understanding that if the publicly available financial projections of UIL and Iberdrola USA no longer reflect managements’ view of future performance, such projections should be updated or an explanation should be provided as to why the projections are no longer valid.

Response:

The Company confirms its understanding that it will, to the extent required by federal securities laws, revise and update the disclosure or provide an explanation as to why the projections are no longer valid in the event that the publicly available financial projections of UIL and Iberdrola USA are no longer consistent with management’s view of future performance in all material respects. The Company also

Securities and Exchange Commission

September 9, 2015

respectfully directs the Staff to the disclosures regarding the assumptions underlying the Company’s financial projections, and the limitations underlying those assumptions, that have been included on page 96 of the Registration Statement pursuant to comment 7 above.

Regulatory Approvals Required for the Merger

PURA Approval, page 105

9.	We note that the “proposed final decision” issued by the PURA regarding the merger transaction was not favorable. Please tell us what consideration you gave to disclosing this fact, and the reasons for the PURA’s unfavorable decision, in the filing. In addition, please confirm that you will revise to provide any material updates, when available, regarding the company’s revised PURA application including, if approved, any conditions imposed by the PURA or concessions agreed to by UIL and Iberdrola USA that may materially affect the company’s short- or long-term financial condition, including with respect to any rate freezes, customer credits, ring fencing arrangements or capital improvement commitments.

Response:

The Company has revised the disclosure on page 107 in response to the Staff’s comment. The Company respectfully confirms to the Staff that it will update its disclosure to provide any material updates regarding the Company’s pending application before PURA as well as any conditions imposed by the PURA or concessions agreed to by Iberdrola USA and UIL that may materially affect the combined company’s short- or long-term financial condition.

10.	You state that the merger requires regulatory approval from, among other parties, the PURA and DPU, each of whom require a showing that the transaction meets certain benefit standards and is in the public interest. Please enhance your disclosure to elaborate upon management’s belief, as reflected on page 89, that “the merger meets these standards.”

Response:

The Company has enhanced the disclosure on pages 90 and 107 in response to the Staff’s comment to provide greater detail with respect to management’s belief that the merger meets the standards required by the PURA and DPU.

Litigation Relating to the Merger, page 106

11.	Please provide any material updates regarding the pending class action suits that are challenging the merger.

Response:

The Company respectfully advises the Staff that no consolidated amended complaint has been filed in the class action suits, and there have been no other material updates in connection with such suits. The Company will provide additional disclosure if any material updates arise.

Securities and Exchange Commission

September 9, 2015

The Merger Agreement, page 118

12.	We note your disclosure that “information concerning the subject matter of the representations and warranties may have changed or may change after February 25, 2015, which subsequent information may or may not be fully reflected in public disclosures by Iberdrola USA and UIL” and that shareholders should “not rely on the representations and warranties in the merger agreement (or the summaries contained herein) as characterizations of the actual state of facts about Iberdrola USA and UIL.” Please revise this section to remove any potential implication that the representations and warranties in the merger agreement and the summaries of the foregoing contained in this filing may not be relied upon. Please be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure.

Response:

The Company has revised the disclosure on page 121 in response to the Staff’s comment. The Company confirms its understanding of the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA

Executive Overview, page 146

13.	Please revise your disclosure to provide a more comprehensive overview of your regulated businesses, including an explanation of the regulatory process and a summary of significant developments in rate filings and the regulatory environment, with a view towards explaining how the company generates revenues, recovers its costs and evaluates its financial condition and operating performance. In addition, please revise your disclosure to clarify how the rate cases, REV proceeding by NYPSC, and complaint against certain New England transmission owners (including CMP) are expected to impact your results of operations and how you expect to manage the uncertainty of the associated risks. Finally, please address any anticipated rate changes and provide appropriate disclosure regarding your current state and federal price controls and rate plans and related metrics, as well as any other key performance indicators used by the company to measure operating performance.

Response:

The Company has revised the disclosure beginning on page 150 in response to the Staff’s comment. The Company respectfully advises the Staff that the Company does not use key performance indicators other than adjusted EBITDA and adjusted gross margin in measuring performance.

Securities and Exchange Commission

September 9, 2015

14.	Please enhance this section to provide a more detailed discussion of how the UIL merger is expected to impact your prospective financial condition and operating performance. To the extent possible, this discussion should include the expected impact of the merger on the Iberdrola Networks segment and any material and known operational risks, costs (attributable to the transaction, your public company obligations or otherwise), synergies, changes to your business, including how the merger is expected to contribute to your growth strategy, and any other specific challenges. Refer to Section III.A of SEC Release No. 33-8350.

Response:

The Company has enhanced the disclosure beginning on page 156 in response to the Staff’s comment to provide a more detailed discussion of the impact of the UIL merger on the Company’s prospective financial condition and operating performance.

Factors Affecting Financial Condition and Results of Operations

Iberdrola Networks, page 147

15.	We note your disclosure that pursuant to agreements with the NYPSC and MPUC, your regulated utility companies are subject to a minimum equity ratio requirement that “has the effect of limiting the amount of dividends that can be paid” and may require Iberdrola USA to contribute capital. Please enhance your disclosure to address whether this minimum equity ratio requirement could materially impact your financial performance, cash flow, and ability to pay the quarterly dividends contemplated by the combined company, or tell us why such disclosure is not necessary.

Response:

The Company has enhanced the disclosure on page 153 in response to the Staff’s comment to provide greater detail on the impact of the minimum equity ratio requirement.

Non-GAAP Financial Measures, page 151

16.	Please revise your presentation to reconcile Adjusted EBITDA to net income, the most directly comparable GAAP financial measure. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures found here http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

The Company has revised the disclosure beginning on page 157 in response to the Staff’s comment to reconcile Adjusted EBITDA to net income.

Securities and Exchange Commission

September 9, 2015

Results of Operations, page 154

17.	Supplement your discussion of adjusted gross margins by separately discussing changes in the “Purchased power, natural gas and fuel used” line item.

Response:

The Company has supplemented the disclosure beginning on page 161 in response to the Staff’s comment to separately discuss changes in the “Purchased power, natural gas and fuel used” line item.

Comparison of Period to Period Results of Operations, page 156

18.	Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, including but not limited to operating revenues, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, you cite several factors as contributing to Iberdrola Renewables’ decrease in revenues for the three months ended March 31, 2015 and increase in revenues for the year ended December 31, 2014 without separately quantifying the contributing factors. In addition, please revise to provide further qualitative detail regarding the material changes you discuss, including, where appropriate, whether such changes were attributable to changes in distribution rates, sales volume, prices, impact of weather, changes in customer base or usage, various expenses, a combination thereof, or otherwise. For example, you note that Iberdrola Networks’ operating revenues increased for the year ended December 31, 2014 and were “primarily related to increased electric commodity revenues of $145 million,” but have not addressed what factor drove such increased electric commodity revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

The Company has revised the disclosure beginning on page 161 in response to the Staff’s comment to quantify the incremental impact of each factor where two or more factors contributed to a material change in a financial statement line item between periods.

Securities and Exchange Commission

September 9, 2015

Liquidity and Capital Resources, page 162

19.	Please enhance your disclosure to address how consummation of the merger, including payment of the cash merger consideration to UIL shareholders and expected quarterly dividends to shareholders of the combined company, is expected to affect the company’s future liquidity and cash flow. In addition, in an appropriate place please address how you expect to fund payment of the cash consideration to UIL shareholders.

Response:

The Company has revised the disclosure on page 170 in response to the Staff’s comment to address the impact of consummation of the merger on the Company’s future liquidity and cash flow.

Liquidity Management, page 163

20.	We note you are a party to a cash pooling agreement whereby cash surpluses are available to meet the liquidity needs of other affiliates within the Iberdrola, S.A. group. Please address the following comments related to your cash pooling arrangement:

•	Please tell us and disclose additional information about how your cash pooling arrangement operates. For example, explain to us and disclose how “cash surpluses” are defined and/or determined and how amounts lent and borrowed are determined. Also disclose the interest rates on borrowings, limitations on borrowing amounts, and restrictions on the ability to move cash between entities.

•	Explain how cash pooling transactions are presented in the financial statements. Tell us whether the table on page F-69 includes amounts related to the cash pooling arrangement. If so, please disclose the dollar amounts of these transactions. If the table does not include cash pooling transactions, please explain.

•	Explain to us why you do not present deposits within the cash pooling account within restricted cash on your balance sheet.

Response:

The Company has revised the disclosure on page 169 in response to the Staff’s comment. The Company respectfully advises the Staff that the table on page F-69 does not include the amounts in the cash pooling arrangement because these amounts do not constitute a payable to or a receivable from a related party. Additionally, the Company respectfully refers the Staff to the revised disclosure on page 169, which provides that there are no restrictions on the Company’s ability to access its deposits. Because none of the balances governed by the cash pooling agreement are restricted as to withdrawal or usage (assuming that the net balance of aggregate funds deposited or borrowed is not less than zero) nor are there any compensating balances against short-term borrowing arrangements, the Company believes it is appropriate to classify these balances as cash and cash equivalents in accordance with Rule 5-02 of Regulation S-X.

Securities and Exchange Commission

September 9, 2015

Long-Term Capital Resources, page 163

21.	We note that you “expect to incur approximately $700 to $900 million in capital expenditures over the next twelve months.” We further note your disclosure on page 51 indicating that “NYSEG and RG&E plan to invest a total of $2.75 billion from 2015 to 2019 to upgrade and expand their electricity and natural gas transmission and distribution infrastructure.” Please describe here, or in the section on “Investing Activities,” any known material capital improvement projects, including, for example, any interconnection or gas pipeline projects and expected maintenance costs, the NYSEG Marcy-South Series Compensation and Ginna Retirement Transmission Alternative projects, and CMP’s bulk-power transmission grid project. In this regard, we note more extensive discussion of the company’s capital expenditure plans in the transcripts filed by UIL and Iberdrola, S.A. under cover of Form 425 on February 26, 2015.

Response:

The Company has revised the disclosure beginning on page 170 in response to the Staff’s comment to describe known material capital improvement projects.

22.	You state that “at December 31, 2014 and March 31, 2015 Iberdrola USA has no outstanding debt,” however it appears that Iberdrola USA has $2.7 billion of long-term debt. Please revise your disclosure to address this apparent discrepancy and describe the material terms of these long-term debt arrangements.

Response:

The Company has revised the disclosure on pages 170 and 174 in response to the Staff’s comment to clarify that Iberdrola USA has no debt at the holding company level and $2.7 billion of long-term debt (as of December 31, 2014) at the subsidiary level, and to describe the material terms of such debt.

23.	You note that certain regulations require Iberdrola Networks’ regulated utilities to maintain a minimum ratio of common equity to total capital equity. Please disclose whether the company is in compliance with this ratio.

Response:

The Company has revised the disclosure on page 170 in response to the Staff’s comment to state that the Company’s regulated utilities were in compliance with such regulations as of July 31, 2015.

Securities and Exchange Commission

September 9, 2015

Cash Flows, page 164

24.	Please revise your discussion of operating activities to better explain the trends and variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of SEC Release No. 33-8350.

Response:

The Company has revised the disclosure beginning on page 171 to provide additional detail in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Goodwill, page 168

25.	Your disclosures on page F-28 indicate that the estimated fair value of your Renewables reporting unit exceeded its carrying value by 1% during your fiscal 2014 goodwill impairment test. If you believe a material impairment charge for Renewables is unlikely even if step 1 was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if failing step 1 could have resulted in a material impairment charge, please ensure you disclose the following:

•	A description of the methods and key assumptions used and how the key assumptions were determined.

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company has revised the disclosure on page 177 in response to the Staff’s comment to explain why Iberdrola Renewables believes a material impairment charge is unlikely.

Securities and Exchange Commission

September 9, 2015

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2014, page 182

26.	Transaction adjustment (K) with respect to income tax expense of $3 million should be revised to coincide with the explanation of adjustment (J) on page 186.

Response:

The Company has revised the disclosure on page 190 in response to the Staff’s comment.

3. Pro Forma Adjustments, page 184

27.	We note that you will be issuing common shares and cash to acquire UIL and that you measured the fair value of the estimated merger consideration based on the trading price of UIL’s common stock. Please explain in greater detail how you determined the transaction-date fair value of UIL’s shares equates to the combined fair value of the common shares and cash to be issued. In doing so, clarify why $2.1 billion, based on your pro forma assumptions, is an appropriate fair value measure of the equity issued.

Response:

The Company respectfully advises the Staff that, in accordance with ASC 805-30-30-7, the consideration transferred in a business combination shall be measured at fair value. ASC 805-30-30-2 provides that, when determining the fair value of consideration transferred in an exchange of equity interests, the acquiree’s stock may be a more reliable measure of fair value if the acquirer is not publicly traded. To effect the merger with UIL, each issued and outstanding share of the common stock of UIL will be converted into the right to receive one validly issued share of common stock of the Company and $10.50 in cash. Since the Company does not have a readily observable market price for its common stock, consistent with the guidance in ASC 805-30-30-2, the Company determined the fair value of the consideration transferred based upon the market price of UIL’s common stock, which is widely-held and actively traded.

The Company also believes that the current market value of UIL common stock reflects in part the cash portion of the merger consideration of $10.50 per share. The closing price for UIL common stock increased from $42.33 on February 25, 2015 to $52.07 on February 26, 2015, following the announcement of the merger. The Company believes that this increase is attributable to the total consideration payable to the holders of UIL common stock in the merger, which includes both the equity and the cash component, and that the cash consideration of $10.50 per share is inherently included in the trading price above, which has been observed directly in the market, reflecting the value of the combined entity (i.e., the share price itself and the additional cash consideration payable by the acquirer upon the consummation of the merger).

Securities and Exchange Commission

September 9, 2015

In addition, the determination of the fair value of the merger consideration attributable to the common stock to be issued in the transaction using the market value of UIL’s common stock is generally consistent with the estimated fair value of Iberdrola USA’s equity as disclosed in the management presentation included in UIL’s Form 8-K filed with the SEC on February 26, 2015 and the opinion of UIL’s financial advisor, included in Annex C of the Registration Statement. While we believe that the estimates of the fair value of the equity of Iberdrola USA are helpful in corroborating the reasonableness of the fair value of the consideration transferred, we believe that using the observable market price of UIL’s common stock to determine the merger consideration is more reliable than estimates prepared by the Company and that using the most observable measure is consistent with the guidance in Topic 805 and with the principles of fair value measurement in Topic 820.

Accordingly, the Company believes that the closing price of UIL’s shares is the most reliable estimate of total consideration transferred and equates to the combined fair value of the common shares and cash to be issued. The Company also believes the pro-forma assumption of $2.1 billion is an appropriate fair value measure of the equity issued as it is derived from total estimated consideration at fair value of $2.7 billion (measured as total estimated shares to be issued to UIL shareowners using the quoted price of UIL shares explained above) less cash consideration of $0.6 billion calculated as $10.50 per share, multiplied by total estimated shares to be issued to UIL shareowners upon the merger.

28.	We note your disclosures on pages 3-4 and 120 indicating that UIL stock awards will be converted into the right to receive awards of the combined company common stock equal to a product of the number of UIL awards multiplied by an equity exchange factor. Please explain to us in sufficient detail how you will determine the fair-value of the replacement awards and how you will attribute that fair value to pre-combination and post-combination services in measuring the consideration transferred in the business combination. See ASC 805-30-30-9 through -12.

Response:

The Company respectfully advises the Staff that, in accordance with ASC 805-30-30-9 through -12, if the acquirer is obligated to replace the acquiree’s awards, either all or a portion of the fair value-based measurement of the acquirer’s replacement awards shall be included in measuring the consideration transferred in the business combination, and the portion of the fair-value-based measurement of the replacement award that is part of the consideration transferred in exchange for the acquiree equals the portion of the acquiree award that is attributable to precombination service.

To determine the portion of a replacement award that is part of the consideration transferred for the acquiree, the acquirer measures both the replacement awards granted by the acquirer and the acquiree awards as of the acquisition date. Additionally, the acquirer attributes a portion of a replacement award to post-combination service if it requires post-combination service, regardless of whether employees had rendered all of the service required in exchange for their acquiree awards before the acquisition date. The portion of a nonvested replacement award attributable to post-combination service equals the total fair value-based measurement of the replacement award less the amount attributed to pre-combination service. Therefore, any excess of the fair-value-based measurement of the replacement award over the fair value of the acquiree award is attributed to post-combination service.

Securities and Exchange Commission

September 9, 2015

The merger agreement establishes that UIL stock awards will be converted into the right to receive awards of the combined company’s common stock equal to a product of the number of UIL awards multiplied by an equity exchange factor (this exchange ratio reflects the premium that is paid in cash in the case of outstanding common stock). Therefore the portion of the fair value-based measurement of these UIL stock awards that is attributable to pre-combination service has been included in the consideration transferred. The Company calculated the portion of the fair value attributable to pre-combination service to be included in the consideration transferred as the fair value of acquire awards multiplied by the ratio of the pre-combination service period completed prior to the exchange to the total service period of the acquiree awards.

Page 192 of the Registration Statement discloses the number of shares that were used for the estimated consideration to be transferred. Included in this estimated number of shares are UIL stock awards (restricted stock units and performance shares) that have vested based on information provided by UIL. This number of vested shares represents only 1% of the total shares included in the consideration to be transferred. The market price of UIL common stock was used to estimate the fair value of these shares.

29.	We note adjustment (H) removed $12 million of expenses directly related to the transaction. Please explain why the $12 million differs from the $4 million of merger related expenses disclosed on page F-81.

Response:

The Company has revised the disclosure on page 194 and F-81 in response to the Staff’s comment. The Company respectfully advises the Staff that the adjustment to eliminate incurred expenses on page 194 reflects expenses incurred by both Iberdrola USA and UIL, whereas expenses disclosed on page F-81 relate to expenses occurred by Iberdrola USA, only.

Additional Information About Iberdrola USA

Overview, page 191

30.	We note the organizational chart on page 192. Please revise to include a chart that reflects your organization post-transaction, as well. In this regard, we note the disclosure contained under cover of Form 425 filed by UIL on March 26, 2015.

Response:

The Company has revised the disclosure on page 201 to reflect the post-transaction reorganization in the chart, in response to the Staff’s comment.

Securities and Exchange Commission

September 9, 2015

31.	Please revise your discussion of the company’s business to more fully contemplate incorporation of the UIL business upon giving effect to the merger and address the impacts of the merger on the company’s business, including its strategic goals, perceived business strengths, anticipated capital expenditures, customers and competition.

Response:

The Company has revised the disclosure beginning on page 209 in response to the Staff’s comment to provide greater detail on the Company’s business after giving effect to the merger and to address the impacts of the merger on the Company’s business.

Business Strengths, page 200

32.	Please provide us with supplemental support for the following statements. In doing so, please disclose whether the statements are based upon management’s belief, industry data, reports, articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and disclose the basis of such belief. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

•	Iberdrola, S.A. is a “world leader in energy” (page 201) and “one of the world’s leading energy companies, Spain’s largest energy company, one of the five largest European electricity companies by market capitalization and the world leader in operating wind energy.” (page 203)

•	“Iberdrola, S.A. has an award-winning corporate governance system…” (page 201) and “Iberdrola Networks’ regulated utilities have received a number of awards….” (page 202)

•	“The Iberdrola Group is a renewable energy pioneer and has the largest wind asset base of any company in the world.” (page 203)

•	The Iberdrola Group is “a leader in the renewable energy industry.” (page 203)

•	In addition, with respect to the comparative statements referenced in the first, third and fourth bullets above, please revise to disclose the metric on which each such statement is based.

Response:

The Company has revised the disclosure beginning on page 210 in response to the Staff’s comment. Additionally, the Company has supplementally provided support for the above-referenced statements as well as copies of (i) each source referenced as of a recent date, or (ii) relevant portions of the industry research reports cited in the Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Registration Statement.

Securities and Exchange Commission

September 9, 2015

Industry and Market Data, page 210

33.	With respect to third-party statements in your filing, such as the data attributed to the U.S. Energy Information Administration, the American Gas Association, Bloomberg New Energy Finance, Cogent Reports, and Edison Electric Institute, please supplementally provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your filing. Also, please tell us whether any of the reports were prepared for you or in connection with the transaction. In addition, please provide us with copies of the board books and any other materials prepared by Morgan Stanley, including any presentations made by Morgan Stanley.

Response:

The Company has provided supplementally to the Staff relevant portions of the industry research reports cited in the Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Registration Statement. The Company confirms to the Staff that these reports are publicly available either for a nominal fee or free of charge. The Company confirms that none of the reports referenced in the Registration Statement was commissioned by the Company. In addition, Morgan Stanley has advised the Company that it will provide supplementally all copies of the board books and any other materials prepared by Morgan Stanley, including any presentations made by Morgan Stanley, directly to the Staff under separate cover.

Iberdrola USA Compensation Discussion and Analysis

Details of Each Element of Compensation, page 228

34.	Please disclose how you determined that the performance metrics of Iberdrola, S.A. and the Networks segment are appropriate bases for the determination of the compensation of the named executive officers of the registrant.

Response:

In response to the Staff’s comment, the Company has added further clarifications regarding its existing compensation plans on pages 237 and 243 of the Registration Statement. The Company also respectfully directs the Staff to the disclosure on page 237 of the Registration Statement explaining that the Company’s named executive officers are compensated for their respective roles in the group of companies held by Iberdrola USA, including Iberdrola Networks.

Securities and Exchange Commission

September 9, 2015

Base Salary, page 228

35.	With respect to each named executive officer, please revise to clarify the manner in which you determined and the factors you considered in setting the amount of base salary paid to such officer in 2014.

Response:

The Company has revised the disclosure on page 239 in response to the Staff’s comment to clarify the manner of determination and factors used in setting the named executive officers’ base salary in 2014.

Annual Incentive, page 229

36.	We note that payments under the AIP may be granted in cash or in Iberdrola, S.A. stock. Please explain how the board determined whether to pay the annual incentive in cash or stock, and whether future payment may be made in equity of the company rather than Iberdrola, S.A.

Response:

The Company has revised the disclosure on page 239 in response to the Staff’s comment. The Company confirms that, while the board periodically evaluates existing compensation arrangements and determines whether any revisions are appropriate, the board has not made any determinations whether future payment under the AIP may be made in equity of the Company. The Company also respectfully directs the Staff to the revised disclosure on page 244 of the Registration Statement.

Securities and Exchange Commission

September 9, 2015

37.	Please revise to clarify how the board determined, with respect to each named executive officer, the level of achievement of the regulatory developments, capital expenditure goals and business and individual metrics, as well as the results of the board’s assessment of the business and individual metrics.

Response:

The Company has revised the disclosure on pages 239, 240, 242 and 243 in response to the Staff’s comment to provide greater detail with respect to the board’s determination of achievement of the named executive officers’ levels of achievement and assessment of the metrics.

38.	Please revise to clarify how the board determined the weighting for each officer of the four AIP level metrics identified on the bottom of page 229, as well as the percentage of base salary attributed to each incentive level for each officer as set forth on page 232. In addition, please revise to clarify how you determined the various threshold, target and maximum levels for each of the performance metrics of the AIP, as well as the targets of the Iberdrola, S.A. 2014-2016 Strategic Bonus Plan.

Response:

The Company has revised the disclosure on pages 239, 243 and 244 in response to the Staff’s comment to clarify how the board determined such factors.

Summary of Employment Agreements

Robert Daniel Kump, page 236

39.	Please describe the material terms, including the terms of payment of $3,333,241, of the Agreement and Release between Mr. Kump and Iberdrola Networks. In addition, please file the agreement as an exhibit, or tell us why you are not required to do so.

Response:

The Company has revised the disclosure beginning on page 247 in response to the Staff’s comment to describe the material terms of the Agreement and Release, and has filed the Agreement and Release as Exhibit 10.31 to the Registration Statement.

Securities and Exchange Commission

September 9, 2015

Certain Relationships and Related Party Transactions, page 250

40.	Please revise to disclose relevant amounts paid pursuant to intercompany loans, the management services agreement, the framework agreement and declaration of acceptance, and the guarantee and support agreement since the beginning of the last fiscal year, as well as for the two fiscal years preceding the last fiscal year. In addition, please disclose the cash pooling arrangement in this section, or tell us why this disclosure is not required. Refer to Item 404(a) and Instruction 1 to Item 404 of Regulation S-K.

Response:

The Company has revised the disclosure beginning on page 262 in response to the Staff’s comment to disclose such amounts and to describe the cash pooling arrangement.

Notes to Combined and Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, New Accounting Pronouncements and Use of Estimates, page F-10

41.	We note that the Iberdrola USA executive compensation disclosures beginning on page 234 reference stock-based awards provided to executive officers. Accordingly, please tell us why your financial statements do not include any stock-based compensation expense or ASC 718 disclosures.

Response:

The Company respectfully advises the Staff that, while the Company’s financial statements account for stock-based compensation expense in the operations and maintenance expenses line item, the Company does not believe such expense is material enough to warrant separate disclosure. The Company’s stock-based compensation expense totaled $4.8 million, $7.6 million and $4.6 million for the years ended December 31, 2014, 2013 and 2012, respectively, representing approximately 0.3%, 0.5%, and 0.3% of the Company’s operations and maintenance expenses for each such year, respectively. Further, the Company’s stock-based plans are based on shares of its parent, Iberdrola S.A, and not on shares of Iberdrola USA.

According to ASC 105-10-05-6, “[t]he provisions of the Codification need not be applied to immaterial items.” The Company has assessed each disclosure provision pursuant to ASC 718-10-50 in the context of the disclosure objectives: transparency, usefulness, disclosure overload and materiality. After considering relevant information and circumstances, the Company has determined that stock-based compensation is not material for its financial statements taken as a whole and is therefore not required by ASC 718-10-50-1 and 50-2 to be included in a separate footnote.

The Company has also revised the disclosure of “Iberdrola USA Executive Compensation” on page 245 of the Registration Statement to include a statement that “the financial statements of Iberdrola USA do not include the FASB ASC Topic 718 disclosures because such disclosures are considered immaterial for

Securities and Exchange Commission

September 9, 2015

the financial statements taken as a whole.” The Company will continue to assess the materiality of its stock-based compensation expense amount going forward and will reflect the relevant ASC 718 disclosures its materiality assessment changes.

(t) Post employment and other employee benefits, page F-16

42.	We note that you amortize unrecognized actuarial gains and losses either over ten years from the time they are incurred or over the plan participants’ average remaining service to retirement. If you use the shorter amortization period between the two methods, please revise your disclosures accordingly. Otherwise, please clarify the meaning of your disclosures.

Response:

The Company has revised the disclosure beginning on page F-16 in response to the Staff’s comment. The Company respectfully advises the Staff that the Company’s subsidiaries, NYSEG and RGE, use a ten year amortization period as required by the NYPSC. This method is allowable under ASC 715 since it is a shorter amortization period than the average remaining service to retirement.

Securities and Exchange Commission

September 9, 2015

Note 15. Post-retirement and Similar Obligations, page F-50

43.	Please clarify why the fiscal 2013 and 2014 lump-sum pension payments Networks made to former employees did not trigger settlement accounting. See ASC 715-30-35-79 through -91.

Response:

The Company respectfully advises the Staff that, in accordance with ASC 715-30-35-82, “[r]ecognition in earnings of gains or losses from settlements is required if the cost of all settlements during a year is greater than the sum of the service cost and interest cost components of net periodic pension cost for the pension plan for the year. However, if the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic pension cost for the plan for the year, gain or loss recognition in earnings is permitted but not required for those settlements.” Please refer to the table below, a schedule prepared by the Company, which shows that the sum of the service cost and the interest cost exceeded the cost of the settlements for each plan for each of the years 2013 and 2014.

	2013			2014
Plan	Settlement Accounting Threshold (Service Cost + Interest Cost)	Settlements	Settlement Accounting Loss/(Gain)	Settlement Accounting Threshold (Service Cost + Interest Cost)	Settlements	Settlement Accounting Loss/(Gain)
(millions)
CMP Non-Union	$14	$14	$—	$14	$14	$—
CMP Union	10	8	—	10	9	—
NYSEG	88	40	—	88	84	—
RG&E	$25	$14	$—	$25	$24	$—

44.	We note the rollforward of your Level 3 pension plan assets on page F-58. Please explain to us why there appears to be minimal activity in the actual return line item related to plan assets still held at the reporting date.

Response:

The Company has revised the disclosure on page F-58 in response to the Staff’s comment. The Company respectfully advises the Staff that the two rows relating to actual return on plan assets—“Relating to assets still held at the reporting date” and “Relating to assets sold during the year”—should have been reversed. Additionally, at the reporting date each year, the plan fiduciary reports previously unrealized gains, which are considered “Relating to assets still held at the reporting date”, as unrealized losses, offset by realized gains, when an investment is sold. At December 31, 2014, due to the significant movement in investments during the year, the Company concluded that the amounts were immaterial and that additional disclosure was not required. As the guidance of ASC 820-10-50-2 (c) through (d) is not directly applicable to Level 3 rollforward of pension plan assets the Company combined the unrealized and realized gains and losses into one line item.

Securities and Exchange Commission

September 9, 2015

Note 18. Tax equity financing arrangements, page F-61

45.	Citing authoritative GAAP guidance, please explain to us in sufficient detail how you determined your accounting treatment for your tax equity financing arrangements. If applicable, please clarify how you determined you were in the scope of ASC 360-20-15 and how you determined application of the financing method was appropriate.

Response:

The Company respectfully advises the Staff that the Company, through its subsidiaries, develops, owns, and manages wind farms. In order to secure financing for the development of the wind farms, and to take advantage of certain tax benefits available to the wind farms, the Company has developed tax-equity investment structures known as “Aeolus” structures. Under the Aeolus structures, the Company contributes certain wind assets, relating both to existing wind farms and wind farms that are being placed into operation at the time of the relevant transaction, and tax-equity investors invest in the share equity of the Aeolus limited liability company (“Aeolus LLC”). The tax-equity investors receive a disproportionate amount of the profit or loss, cash distributions and tax benefits resulting from the wind farm energy generation for a specified period of time under each Aeolus structure. The majority of the profit and or loss, cash distributions, and tax benefits, if any, flip back to the Company at the end of the specified period. The flip date is the date on which the tax-equity investors achieve the targeted investment rate of return specified in the respective Aeolus LLC agreement, which also provides the Company with a flip purchase option to acquire all of the tax-equity investors’ interests by paying consideration equal to the greater of the fair market value of the tax-equity investors’ interests as certified by an independent appraisal, or the tax-equity investors’ capital account.

In order to determine whether an asset (or asset group) should be considered real estate, the Company reviewed ASC 360-20 – Real Estate Sales (Property, Plant, and Equipment), the primary authoritative guidance addressing sales and profit recognition for real estate sales transactions. ASC 360-20 applies to “all real estate sales transactions,” and clarifies that the real estate sales guidance should be applied to sales of real estate with property improvements or integral equipment that cannot be removed and used separately from the real estate without incurring significant costs (see ASC paragraph 360-20-15-3(a)). ASC 360-20-15-4 to 7 addresses the determination of integral equipment. The determination of whether equipment is integral equipment shall be based on the significance of the cost to remove the equipment from its existing location (which would include the cost of repairing damage to the existing location as a result of the removal), combined with the decrease in the fair value of the equipment as a result of that removal. In its tax-equity financing arrangements, the Company is selling limited liability company membership interests in the Aeolus LLCs. The Aeolus LLCs’ assets consist primarily of wind turbine generators and related equipment that cannot be removed and used separately without incurring significant cost as defined in ASC 360-20. The costs to remove the wind farm and relocate it to another location as well as to restore the land to its intended use would include crane time, transportation costs, a

Securities and Exchange Commission

September 9, 2015

new foundation and interconnection at the new site. Based on this assessment, the Company has concluded that the wind farms are integral equipment and that the sales of Aeolus tax-equity interests are partial sales of in-substance real estate within the scope of ASC 360-20.

The Company has considered the criteria of ASC 360-20-40-5 and, because as the Company has sold a partial interest in the in-substance real estate (integral equipment) and has the option to repurchase the tax-equity investors’ membership interests after certain events occur, there is continuing involvement by the Company in the activities of the wind farms (the seller has not transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale). ASC 360-20-40-38 notes that if the seller has an obligation to repurchase the property, or the terms of the transaction allow the buyer to compel the seller or give an option to the seller to repurchase the property, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale.

For all of the Aeolus structures, the Company retains a call option to repurchase the tax-equity investors’ shares within twelve months of each tax-equity investor receiving its targeted return on investment. It is also the Company’s intent to exercise the call option as each Aeolus structure reaches its flip date. The repurchase provisions related to the tax-equity investors’ shares constitute continuing involvement per ASC paragraph 360-20-40-37, resulting in the classification of the transaction as a financing arrangement per ASC paragraph 360-20-40-38. This is due to the fact that criteria for recognizing a profit on sale per ASC paragraph 360-20-40-3(b) has not been satisfied. When a transaction includes certain forms of continuing involvement, ASC 360-20 requires that the transaction should be accounted for as a financing, leasing, or profit-sharing arrangement. The financing method is generally applied in situations where the buyer effectively receives a return of its investment plus interest, which is consistent with the Company’s Aeolus tax-equity structures.

Note 22. Segment Information, page F-65

46.	We note the Networks reportable segment includes three rate regulated operating segments. On pages 146 and 193, and in others areas of your document, however, you disclose you have four regulated utility companies. Please reconcile these disclosures for us and consider clarifying your disclosures accordingly.

Response:

The Company has revised the disclosure on page F-65 in response to the Staff’s comment. Maine Natural Gas Company (“MNG”), the fourth operating segment of Iberdrola Networks, was not previously included in the number of rate-regulated operating segments on page F-65 because it was not considered material. Specifically, MNG represented less than 1% of Iberdrola Networks’ total revenues and total assets for the year ended December 31, 2014. Moreover, the financial information from MNG were reflected within the Iberdrola Networks’ reportable segment information in the footnotes to the financial statements.

Securities and Exchange Commission

September 9, 2015

47.	We note that you recognize revenues from various sources, including regulated gas operations, regulated electric operations, storage services, and product sales through your gas trading operations. As required by ASC 280-10-50-40, please revise your footnotes to disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so.

Response:

The Company has revised the disclosure beginning on page F-66 in response to the Staff’s comment to provide the disclosure required by ASC 280-10-50-40.

48.	Please revise your footnote to provide the reconciliation required by ASC 280-10-50-30b.

Response:

The Company has revised the disclosure on page F-66 in response to the Staff’s comment to provide the reconciliation required by ASC 280-10-50-30b.

Note 24. Related Party Transactions, page F-68

49.	We note that you are a direct, wholly-owned subsidiary of Iberdrola, S.A. Please confirm that the historical statements of operations reflect all of the expenses that the parent incurred on your behalf. Also disclose how shared or indirect costs were allocated to you and management’s assertion that the methods used were reasonable. In addition, since agreements with related parties are by definition not at arm’s length and may be changed at any time, please disclose, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

Response:

The Company has revised the disclosure on page F-69 in response to the Staff’s comment. The Company respectfully advises the Staff that its historical statements of operations reflect all of the expenses incurred by the Company for corporate services provided by its parent, Iberdrola S.A. The Company is part of the framework agreement for corporate services that its parent, Iberdrola, S.A., provides to the Company and its affiliates. (See description beginning on page 262 of the Registration Statement as well as Exhibit 10.28.) The framework agreement describes the list and scope of the services to be provided and the agreed upon method that will be used to allocate the cost of the service among the service recipient companies. To the extent possible, all costs that can be specifically allocated to a service recipient company are directly charged to that company. Any remaining costs after direct allocation—in situations when services are provided to or benefit two or more service recipient companies of Iberdrola USA—are allocated using agreed upon cost allocation methods designed to allocate those costs. The Company believes that the allocation method used is reasonable. Within the context of a provision of services

Securities and Exchange Commission

September 9, 2015

neither party may enjoy financial or other conditions that are more favorable than those that would be applied to a third party in substantially similar circumstances or, in particular, that may entail preferential treatment for Iberdrola S.A. due to its status as the parent and controlling shareholder of the service recipient company. The Company believes that the basis used to allocate expenses under the framework agreement would not produce materially different results had the Company operated as an unaffiliated entity.

Annex A, Merger Agreement

50.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the Staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

Response:

The Company has revised the disclosure on page A-70 in response to the Staff’s comment to include a list of all omitted schedules or similar supplements to the merger agreement and has added a statement that the Company will furnish a copy of any omitted schedules to the Staff upon request.

Part II Information Not Required In Prospectus

Item 22. Undertakings, page II-2

51.	Please revise to include all of the undertakings required by Item 512(a) of Regulation S-K. Refer to Section II.F of Release No. 33-6758.

Response:

The Company has revised the disclosure beginning on page II-2 in response to the Staff’s comment to include all of the undertakings required by Item 512(a) of Regulation S-K.

Securities and Exchange Commission

September 9, 2015

Signatures

52.	Please revise the first signature block to comply with Form S-4.

Response:

The Company has revised the first signature block in response to the Staff’s comment.

Exhibits

53.	Please file all required exhibits in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Response:

The Company confirms its understanding of the Staff’s comment. The Company has submitted certain additional exhibits with the Registration Statement and will submit all other exhibits with the subsequent amendments as soon as possible. The Company understands that the Staff will need adequate time to review the exhibits before it requests effectiveness of the Registration Statement.

* * *

Please do not hesitate to contact John Vetterli at (212) 819-8816 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Robert Daniel Kump, Director and Chief Corporate Officer, Iberdrola USA, Inc.

Pablo Canales Abaitua, Chief Financial Officer and Controller, Iberdrola USA, Inc.

R. Scott Mahoney, General Counsel, Iberdrola USA, Inc.